UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53348

ALTEGRIS WINTON FUTURES FUND, L.P.

(Exact name of registrant as specified in its charter)

c/o ALTEGRIS ADVISORS, L.L.C.

31103 Ranch Viejo Rd.  Ste. D3 PMB 312

San Juan Capistrano, CA 92675

(858) 459-7040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Altegris Winton Futures Fund, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person. The liquidation of the fund was effective as of September 25, 2025.

Date: September 26, 2025	ALTEGRIS WINTON FUTURES FUND, L.P.

	By:	Altegris Advisors, L.L.C.
General Partner

	By:	/s/ Matthew C. Osborne
		Name:	Matthew C. Osborne
		Title:	Chief Executive Officer